Exhibit 99.n.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated March 21, 2013, with respect to the financial statements and financial highlights of Business Development Corporation of America for the years ended December 31, 2012 and 2011 and for the period from May 5, 2010 (Inception) to December 31, 2010, and our report dated April 23, 2013 on the senior securities table of Business Development Corporation of America, which are contained in the Prospectus of this Registration Statement, as amended. We consent to the use of the aforementioned reports in the Prospectus contained in this Registration Statement, as amended, and to the use of our name as it appears under the captions “Senior Securities” and “Experts”.

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania

April 23, 2013